UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2025 (Report No. 4)

Commission File Number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On September 26, 2025, SciSparc Ltd. (the “Company”) entered into inducement offer letter agreements (the “Inducement Letters”) with holders (the “Holders”) of certain of the Company’s existing warrants to purchase in the aggregate up to 361,548 of the Company’s ordinary shares, no par value (the “Ordinary Shares”), issued on February 25, 2025, at an exercise price of $11.6172 per Ordinary Share (the “Existing Warrants”).

Pursuant to the Inducement Letters, the Holders agreed to exercise for cash all of their Existing Warrants at a reduced exercise price of $3.10 per Ordinary Share. The Company expects to receive aggregate gross proceeds of approximately $1.12 million from the exercise of the Existing Warrants by the Holders.

The closing of the transactions contemplated pursuant to the Inducement Letters is expected to occur on or about September 29, 2025 (the “Closing Date”), subject to satisfaction of customary closing conditions. The Company expects to use the net proceeds from these transactions for working capital and general corporate purposes.

The resale of the Ordinary Shares underlying the Existing Warrants have been previously registered pursuant to a registration statement on Form F-3 (File No. 333-286099), declared effective by the Securities and Exchange Commission on July 30, 2025.

The foregoing description of the form of Inducement Letter does not purport to be complete and is qualified in its entirety by the terms of the Inducement Letter, which is attached hereto as Exhibit, 10.1, and is incorporated herein by reference.

This Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) shall not constitute an offer to sell or the solicitation to buy nor shall there be any sale of the securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

Warning Concerning Forward Looking Statements

This Form 6-K contains statements which constitute forward looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and other securities laws. These forward looking statements are based upon the Company’s present intent, beliefs or expectations, but forward looking statements are not guaranteed to occur and may not occur for various reasons, including some reasons which are beyond the Company’s control. For example, this Form 6-K states that the closing of the transactions contemplated pursuant to the Inducement Letters is expected to close on or about September 29, 2025. In fact, the closing is subject to various conditions and contingencies as are customary in similar purchase agreements in the United States. If these conditions are not satisfied or the specified contingencies do not occur, the transactions contemplated pursuant to the Inducement Letters may not close. For this reason, among others, you should not place undue reliance upon the Company’s forward looking statements. Except as required by law, the Company undertakes no obligation to revise or update any forward looking statements in order to reflect any event or circumstance that may arise after the date of this Form 6-K.

This Form 6-K is incorporated by reference into the Company’s registration statements on Form F-3 (File Nos. 333-286099, 333-275305, 333-269839, 333-266047, 333-248670 and 333-255408) and on Form S-8 (File Nos. 333-278437, 333-225773 and 333-286791) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit	Description of Exhibit
10.1	Form of Inducement Letter

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: September 26, 2025	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer